

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 24, 2010

via U.S. mail and facsimile

John B. Wynne, Jr., Interim Chief Financial Officer
Clean Diesel Technologies, Inc.
Suite 1100, 10 Middle Street,
Bridgeport, CT 06604

   Re: Item 4.02 Form 8-K
   Filed: May 14, 2010
   File No. 1-33710

Dear Mr. Wynne:

   We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or in her absence, to the undersigned at (202) 551-3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief